                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 17)
                              --------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                                ELISABETTA LUNATI
                               BANCA INTESA S.p.A.
                                  VIA VERDI, 8
                               MILAN 20121, ITALY
                               011 39 02 87963525
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                                DECEMBER 18, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

                               (Page 1 of 5 Pages)

                                  SCHEDULE 13D

-----------------------
CUSIP No.   87927W10
-----------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     (ENTITIES ONLY)

     Banca Intesa S.p.A.

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [X]
                                                         (b)  [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Italy

--------------------------------------------------------------------------------
     NUMBER OF SHARES            7.   SOLE VOTING POWER - 18,849,770
BENEFICIALLY OWNED BY EACH
  REPORTING PERSON WITH        -------------------------------------------------
                                 8.   SHARED VOTING POWER - 1,751,765,823
                                                            (See Item 5)

                               -------------------------------------------------
                                 9.   SOLE DISPOSITIVE POWER - 12,537,742


                               -------------------------------------------------
                                 10.  SHARED DISPOSITIVE POWER - 1,751,765,823
                                                                  (See Item 5)

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,770,615,593
      (See Item 5)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               17.19%
                                                                   (See Item 5)

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON - CO

--------------------------------------------------------------------------------

     This Amendment No. 17 amends the Statement on Schedule 13D, dated October 19, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by IntesaBci S.p.A. (now Banca Intesa S.p.A.), a company organized under the laws of the Republic of Italy ("Intesa"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

     Intesa, Pirelli, Edizione Holding, UniCredito, Olimpia S.p.A. ("Olimpia") and, as discussed in Items 4 and 6 of Amendment No. 7 to the Statement on
Schedule 13D, Hopa S.p.A. ("Hopa") are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Intesa in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

     Reference is made to Item 4 of Amendment No. 25 to Pirelli's Schedule 13D. On December 18, 2003, Olimpia purchased 294,750,000 Telecom Italia Shares from Mediobanca at a price per share of euro 2.37 pursuant to the agreement entered into by Olimpia and Mediobanca on November 5, 2003. Olimpia obtained the purchase price from capital contributed by its shareholders, as reported in Item 4 of Amendment No. 25 to Pirelli's Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     After giving effect to the acquisition of the 294,750,000 Telecom Italia Shares referred to in Item 3 (all of which are beneficially owned by Intesa with shared voting power and shared dispositive power), Intesa beneficially owns 1,770,615,593 Telecom Italia Shares, representing approximately 17.19% of the total number of outstanding Telecom Italia Shares.

     By virtue of its ownership of 8.4% of the outstanding shares of capital stock of Olimpia as of December 31, 2003, Intesa may be deemed to beneficially own all shares of Telecom Italia beneficially owned by Olimpia.

         (a) As of December 31, 2003, Intesa and its subsidiaries owned 12,537,742 Telecom Italia Shares, and held as pledgee, with a right to vote, 18,849,770 Telecom Italia Shares.

         (b) Intesa has sole power to vote or to direct the power to vote 18,849,770 Telecom Italia Shares that have been pledged to Intesa in connection with loan transactions entered into in the ordinary course of Intesa's banking business. Intesa has the sole power to vote and dispose of 12,537,742 Telecom Italia Shares.

         (c) Except as disclosed in Item 3 of the Statement on Schedule 13D and other than pledge transactions entered into in the ordinary course of Intesa's banking activities, Intesa has not effected any transaction in Telecom Italia Shares during the past 60 days.

     After giving effect to the acquisition of the 294,750,000 Telecom Italia Shares referred to in Item 3, Olimpia beneficially owns 1,751,765,823 Telecom Italia Shares, representing approximately 17.01% of the total number of outstanding Telecom Italia Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Reference is made to the New Partners Agreement (as that term is defined in Item 3 of Amendment No. 2 to Pirelli's Schedule 13D). On December 16, 2003, Pirelli, UniCredito and Intesa entered into an agreement to amend the New Partners Agreement (the "New Partners Agreement Amendment"). Pursuant to the New Partners Agreement Amendment, each of UniCredito and Intesa agrees to fully subscribe for its proportional share of Olimpia Shares in connection with the capital increase described in Item 4 of Amendment No. 25 to Pirelli's Schedule 13D (such shares, the "New Shares"). In addition, the New Partners Agreement Amendment modifies in certain respects the manner in which the purchase price to be paid by Pirelli for the New Shares is to be determined in the event that any such shares are transferred to Pirelli pursuant to the New Partners Agreement. A copy of the New Partners Agreement Amendment and a copy of a joint press release issued by Pirelli, UniCredito and Intesa concerning the New Partners Agreement Amendment are filed as Exhibits 58 and 59, respectively, to Pirelli's Schedule 13D, dated December 18, 2003, and are filed as Exhibits 41 and 42, respectively, to this Schedule 13D and incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.     DESCRIPTION

Exhibit 41 New Partners Agreement Amendment [English translation] dated as of December 18, 2003 (incorporated by reference to Exhibit 58 to the Schedule 13D, dated December 18, 2003, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

Exhibit 42 Joint press release of Pirelli, UniCredito and Intesa, dated as of December 18, 2003 [English translation] (incorporated by reference to Exhibit 59 to the Schedule 13D, dated December 18, 2003, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 BANCA INTESA S.P.A.



                                                 By:   /s/ Elisabetta Lunati
                                                    ----------------------------
                                                    Name: Elisabetta Lunati
                                                    Title: Executive Manager


                                                    Dated:  January 22, 2004